Exhibit No. 99.3

Position Description for an Armstrong Director

Purpose of the Position

1.	To represent the interests of the shareholders and other stakeholders in the governance of the Company.

2.	To provide quality oversight and guidance to the affairs of the business that will assist the development and growth of the Company and its financial value.

3.	To foster the growth in functional excellence of the Chairman and Chief Executive Officer and senior executive leadership, and serve as an advisor to management.

4.	To fulfill the requirements of law regulating the Company, the board of directors and the individual director.

Duties and Responsibilities

1.	To follow the letter and spirit of the Armstrong’s Operating Principles, Code of Business Conduct, and Corporate Governance Principles.

2.	To attend all regularly-scheduled and special meetings of the board and its committees and the Annual Meeting of stockholders, and other board functions.

3.	To diligently and skillfully perform the duties of a director consistent with the requisite standard of care and in the manner the director reasonably believes to be in the best interests of the Company, and to observe standards of fair dealing and candid disclosure in all interactions with the Board and the Company.

4.	To oversee the processes, procedures and affairs of the Company so that it conducts its business in accordance with the law, the Company’s Bylaws, Articles of Incorporation, Code of Business Conduct, Corporate Governance Principles, and Company and Board policies.

5.	To contribute to the strategic wisdom of the Company.

6.	To reasonably inquire and be knowledgeable about important financial, business portfolio and executive compensation proposals; to approve same as appropriate.

7.	To give diligent attention to materials supplied by the Company in advance of and during meetings and to request additional information as may be appropriate.

8.	To understand essential aspects of the Company’s businesses and to enhance that understanding by being a good student of Armstrong, its businesses, its managers, and its markets.

9.	To be an advocate of the Company’s success and to look for ways to contribute to that success without intruding in the management process, consistent with recognizing the prerogatives established or delegated to management of the Company.

10.	To be an advocate of the board’s success and to look for ways to contribute to the continuous improvement in the board’s effectiveness, collectively, and as individuals.

11.	To be supportive of the deliberative processes of the board, helping fellow directors sustain productive discussions.

12.	To make personal knowledge and experience available to the board during its deliberations and to Company management as appropriate.

13.	To assess the leadership and management effectiveness of the Chairman and Chief Executive Officer and to give formal and well-thought-out feedback to him about their effectiveness and about avenues for personal growth.

14.	To candidly assess the effectiveness of the board, its committees and its members, and work to maintain them at a high level.

Accomplishments/Outputs

1.	Armstrong will have served fairly and in proper balance the interests of all groups associated with the business – stockholders, customers, employees, suppliers, community neighbors, government and the general public.

2.	Armstrong will have pursued a strategy for increasing shareholder value, in the general dimensions and time frames developed by the Board and management.

3.	Armstrong will have been successfully governed and will have met its legal responsibilities.

4.	The directors will have quality deliberations and discussions, in both board and committee meetings.

5.	The Chairman and Chief Executive Officer and the other members of top management will be effective in their jobs and will be growing in ability and wisdom.

6.	The Chairman and Chief Executive Officer and management will have received both the best advice and the most constructive support that directors can provide.

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